

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VASOMEDICAL, INC.", CHANGING ITS NAME FROM "VASOMEDICAL, INC." TO "VASO CORPORATION", FILED IN THIS OFFICE ON THE NINTH DAY OF NOVEMBER, A.D. 2016, AT 4:29 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

2132775 8100
SR# 20166566030

Authentication: 203311723
Date: 11-10-16



State of Delaware
Secretary of State
Division of Corporations
Delivered 04:29 PM 11/09/2016
FILED 04:29 PM 11/09/2016
SR 20166566030 - File Number 2132775

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

VASOMEDICAL, INC.

VASOMEDICAL, INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of VASOMEDICAL, INC., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

"ARTICLE I. The name of the corporation is: **VASO CORPORATION.**"

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of November, 2016.

VASOMEDICAL, INC.

By: ______________________
Jun Ma
President and Chief Executive Officer